November 28, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (704) 386-4579

Mr. Alvaro G. de Molina
Chief Financial Officer
Bank of America Corporation
100 N. Tryon Street
Charlotte, NC  28255

Re:	Bank of America Corporation
	Form 10-K filed March 1, 2005
	File No. 1-06523

Dear Mr. de Molina:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *


Form 10-K for the year ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Financial Highlights, page 11

1. We note your disclosure on page 12 that during 2004, the return of securitized loans to your balance sheet resulted in an increase to your provision for credit losses in your consumer credit card portfolio. We also note your disclosure on page 57 that you anticipate the return of approximately $4.5 billion of securitized loans to the balance sheet in 2005. For each period presented in your filing, please:

* tell us what caused the return of previously securitized loans to the balance sheet;

* quantify the amount of securitized loans returned to the balance sheet by loan type; and

* quantify the impact that the return of these loans had upon your provision for credit losses by loan type.

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Principles, page 90

2. We note your disclosure on page 94 that you net cash collateral against the applicable derivative mark-to-market exposures based upon provisions contained in legal netting agreements. It appears that similar disclosure was not provided in your 12/31/03 Form 10-K. Please tell us whether this represents an accounting policy change to your method of handling cash collateral. If your policy has changed, please tell us when this change was made and whether all periods are presented on the same basis. If applicable, please tell us whether you received a preferability letter from your independent accountants regarding this change.


3. Please tell us and revise future filings to clarify your accounting policies regarding unrealized gains or losses on derivative contracts held for trading purposes. Refer to EITF 02-3.
Please provide us with the following information:

* describe your accounting policy for recognition of unrealized gains and losses at the inception of the contracts;

* describe your accounting policy for recognition of previously unrecognized gains and losses subsequent to inception. Tell us whether these gains and losses are ever recognized and if so, describe the conditions for recognition;

* separately quantify unrecognized gains and losses at the inception of the contracts and recognized gains and losses subsequent to inception during each period presented; and

* if you have deferred losses, please tell us the authoritative literature you rely upon to support this position.

Note 2 - Merger and Restructuring Activity, page 102

4. It appears that your disclosures regarding the FleetBoston merger do not include the matters described in paragraphs 51(b), 51(f)f, 51(h), and 52(c)(1) of SFAS 141. Please tell us why you believed these disclosure requirements were not applicable to this transaction.

Note 11 - Short-term Borrowings and Long-term Debt, page 120

5. Please revise future filings to disclose the significant terms of your advances from each of the Federal Home Loan Banks. The terms to be disclosed should include interest rates, maturity dates, conversion features and call dates associated with the advances, where applicable. Refer to paragraph 14(h) of SOP 01-6.

Note 12 - Commitments and Contingencies

6. We note your March 3, 2005 Form 8-K in which you announced an agreement to settle class action litigation with WorldCom securities holders for $460.5 million. Your press release states that the expense of the settlement was provided for in prior periods but your
Form 10-K disclosures in Note 12 to the consolidated financial statements do not include a range of possible loss for this matter as required by paragraph 10 of SFAS 5.

In future filings beginning with your Form 10-K for the year ended December 31, 2005, please revise your disclosures for each litigation matter to clearly describe whether estimated losses from litigation contingencies are both probable and estimable, estimable but not probable, or neither. To the extent that estimated losses related to litigation contingencies are both probable and estimable, please revise future filings to disclose an estimate of the possible loss or a range of loss. Refer to paragraphs 8-10 of SFAS 5.


*    *    *    *    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3490 if you have questions.

								Sincerely,



	                        	Donald A. Walker
				Senior Assistant Chief Accountant

??

??

??

??

Mr. Alvaro G. de Molina
Bank of America Corporation
November 28, 2005
Page 5